SEC FILE NUMBER
001-12665

CUSIP NUMBER:
008190

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	September 30, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION
Affiliated Computer Services, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
2828 North Haskell Avenue

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75204

City, State and Zip Code
PART II — RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced, Affiliated Computer Services, Inc. (the “Company” or “ACS”) is conducting an internal investigation into its historical stock option practices during the period 1994 to date and the Company’s related disclosure in its Quarterly Report on Form 10-Q, filed May 15, 2006 in response to a pending informal investigation by the Securities and Exchange Commission and a grand jury subpoena issued by the United States Attorney for the Southern District of New York. In a press release issued on November 1, 2006, the Company announced: (i) that the internal investigation, which is being conducted by an ad hoc committee of the Company’s Board of Directors consisting of all the independent directors, who are proceeding with the assistance of specially-engaged independent outside legal counsel, is expected to be completed during the quarter ending December 31, 2006; (ii) that as a result of the ongoing investigation, the Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 by the required filing date; and (iii) preliminary quarterly financial information for the quarter ended September 30, 2006, subject to the financial effects of the completion of the internal investigation and Audit Committee review and approval.
As a result of the ongoing investigation, the Company will not be in a position to file the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, on or before the fifth calendar day following the prescribed due date in accordance with Rule 12b-25.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

William L. Deckelman, Jr.	(214)	841-6144

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).Yes ☐ No ☑
The Company filed a Form 12b-25 on September 14, 2006, with respect to its Annual Report on Form 10-K for the fiscal year ended June 30, 2006. The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2006.
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑       No ☐
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
No such change is anticipated by the Company, other than as is related to the Company’s historical stock option practices during the period 1994 to date or matters discovered during the internal investigation or as is otherwise reflected in the preliminary quarterly financial information included in the Company’s November 1, 2006 press release discussed above. As the investigation relating to the Company’s historical stock option practices during the period 1994 to date is still ongoing, the Company has not been able to determine the amount of such change.
Certain matters discussed in this Notification of Late Filing on Form 12b-25, including those relating to the nature, scope and contents of the Company’s pending investigation, and expectations as to the completion of the investigation, constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements, including as a result of additional actions and findings resulting from the continuing internal investigation and as a result of other risks set forth in the Company’s SEC reports, which are available at the SEC’s website at http://www.sec.gov. There can be no assurance concerning the results of the investigation or the timing of the filing of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

Affiliated Computer Services, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 9, 2006	By	/s/ William L. Deckelman, Jr.
		Name:	William L. Deckelman, Jr.
		Title:	Executive Vice President and General Counsel

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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